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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 48925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manitou Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1425 Michigan Ave.
(No. and Street)

Frankfort (City) MI (State) 49635 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. Miller (231) 352-8016
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. James, LTD
(Name — *if individual, state last, first, middle name*)

5469 Hwy 12, PO Box 429 (Address) Maple Plain (City) MN (State) 55359 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Diane M. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manitou Capital Management, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

VIRGINIA I. FARNSWORTH
Notary Public, Manistee County, MI
My Commission Expires Jan. 19, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANITOU CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

December 31, 2001

JOHN M. JAMES LTD.
CERTIFIED PUBLIC ACCOUNTANTS
5469 HIGHWAY 12 • P.O. BOX 429
MAPLE PLAIN, MINNESOTA 55359
E-mail: jjames1@jjamesltd.com
(763) 479-1499 • FAX (763) 479-2746

John M. James, CPA

Independant Auditors Report

Manitou Capital Management, Inc.
1425 Michigan Ave.
Frankfort, MI 49635

I have audited the accompanying statement of financial condition of Manitou Capital Management, Inc. (a Michigan corporation) as of December 31, 2001 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Manitou Capital Management, Inc. did not have any liabilities subordinated to the claims of general creditor at any time during the year ended December 31, 2001 therefore, the statement of changes in liabilities subordinated to claims of general creditors is omitted from the accompanying financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respect, the financial position of Manitou Capital Management, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John M. James, Ltd.
February 15, 2002



Manitou Capital Management, Inc.
Statement of Financial Condition
As of December 31, 2001

Assets

Current Assets		
Cash in Bank - Checking	$ 9,263.43	
Baird Money Market	711.97	
Total Current Assets		9,975.40
Fixed Assets		
Office Furniture	1,056.00	
Less: Accumulated Depreciation	(150.86)	
Net Fixed Assets		905.14
Investments		
Investment in NASD Warrants	3,300.00	
Total Investments		3,300.00
Other Assets		
Officer Advance	9,700.00	
Total Other Assets		9,700.00
Total Assets		$ 23,880.54

Liabilities and Equity

Current Liabilities		
Accounts Payable	$ 490.00	
Total Current Liabilities		490.00
Long-Term Liabilities		
Total Liabilities		490.00
Equity		
Capital Stock	1,000.00	
Paid in Capital	2,828.95	
Accumulated Adjustments Acct	11,353.44	
Current Year Income	8,208.15	
Total Stockholders' Equity		23,390.54
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 23,880.54

See Accompanying Notes to Financial Statements

Manitou Capital Management, Inc.
Statement of Income
For the Twelve Months Ended December 31, 2001

	12 Months Ended Dec. 31, 2001	%
Revenues		
Sales	$ 14,039.65	100.00
Total Revenues	14,039.65	100.00
Operating Expenses		
Bank Service Charges	2.00	0.01
Depreciation Expense	150.86	1.07
Licenses/Fees	15.00	0.11
Office Supplies & Expense	144.05	1.03
Professional Fees/Accounting	3,260.00	23.22
Professional Fees - NASD	882.00	6.28
Telephone	115.50	0.82
Total Operating Expenses	4,569.41	32.55
Operating Income	9,470.24	67.45
Other Income		
Dividend Income	30.80	0.22
Total Other Income	30.80	0.22
Income Before Change in Accounting Principles	9,501.04	67.67
Cumulative Effect-Change in Accounting Principle	(1,292.89)	(9.21)
Net Income	$10,793.93	76.88

See Accompanying Notes to Financial Statements

Manitou Capital Management, Inc.
Statement of Changes in Stockholders' Equity
As of December 31, 2001

	Capital Stock - Common	Paid In Capital	Accumulated Adjustments Account
Beginning of Period	$ 1,000.00	$ 820.70	11,353.44
Additional Capital Paid In		2,008.25	
Plus: Net Income			8,208.15
Balance at End of Period	$ 1,000.00	$ 2,828.95	$ 19,561.59

See Accompanying Notes to Financial Statements

Manitou Capital Management, Inc.
Statement of Cash Flows
For the Twelve Months Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 8,208.15
Adjustments to reconcile Net Income/(Loss) to net Cash provided by/(used in) operating activities:	
Depreciation and Amortization	150.86
Cumulative Effect-Change in Accounting Principle	1,292.89
Increase (Decrease) in operating assets:	
Increase (Decrease) in Operating Liabilities	
Accounts Payable	465.00
Accrued Liabilities	0.00
Total Adjustments	1,908.75
Net Cash Provided By (Used in) Operating Activities	10,116.90
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(1,056.00)
Net Cash Provided By (Used In) Investing Activities	(1,056.00)
CASH FLOWS FROM FINANCING ACTIVITIES	
Change in Officer Note	(11,333.25)
Change in Paid in Capital	2,008.25
Net Cash Provided By (Used In) Financing Activities	(9,325.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(264.10)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	10,239.50
CASH AND EQUIVALENTS AT END OF PERIOD	$ 9,975.40

See Accompanying Notes to Financial Statements

MANITOU CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 1 - NATURE OF OPERATIONS

Manitou Capital Management, Inc. (the company), a Michigan corporation, was incorporated on December 12, 1995 and began doing business on January 1, 1996. The company is a registered broker/dealer with the National Association of Securities Dealers. The company was formed to engage in the solicitation of mutual fund orders for major mutual funds.

Manitou Capital Management, Inc. is solely owned by Diane Miller.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting
The company's policy is to prepare financial statements on the accrual basis of accounting.

B. Investments
The Company has an investment in NASD Warrants at the cost of $3,300. These were offered to members first before they were available to the general public. Managements felt it was good opportunity and made the investment.

C. Property and Equipment
Property and Equipment is depreciated using the 200% double declining balance method and the Modified Accelerated Cost Recovery System for income tax purposes. For income tax purposes the section 179 expensing election is taken to reduce current tax liability of the owners.

Depreciation is based on 3-7 years useful life to equipment and furniture and fixtures.

Expeditures for repairs and maintenance are charged to operations as incurred.

D. <u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. <u>Income Taxes</u>

Manitou Capital Management, Inc. has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal corporate income taxes on its taxable income. The Michigan Department of Revenue adheres to these same provisions, therefore, the company does not pay state corporate taxes based on income. No provision or liability for corporate income taxes has been included in the financial statements.

F. <u>Cash Equivalents</u>

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sales in the ordinary course of business.

G. <u>Officer Salaries</u>

The corporate officer and sole shareholder has elected not to take any salary as of yet. In the future when the company becomes more profitable and has better cash flow there is an expectation that the officer will draw a salary commensurate with a peer group of equal ability, responsibility and experience. It is expected that the officer will draw a salary in 2002.

H. <u>Cummulative Change in Accounting Principle</u>

A change in accounting principle requires that startup costs be expensed as incurred. The company had been amortizing these costs over five years. The accumulative effect of this change is $323.14. The amortization expense of these costs for 2001 would have been $323.14.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has loaned funds to the sole shareholder Diane Miller in the amount of $9,700.00. This amount is intended to be repaid from salary taken in 2002.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $8,725 as defined by Rule 13c 3-1, which was $3,774 in excess of its required net capital of $5,000. The Company had total aggregate indebtedness at December 31, 2000 of $490.

SCHEDULE I

Manitou Capital Management, Inc.
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
As of December 31, 2001

OWNERSHIP EQUITY		
Capital Stock	$	1,000
Paid in Capital		2,829
Accumulated Adjustments Account		11,353
Current year earnings/(loss)		8,208
Total Ownership Equity	$	23,391
NON-ALLOWABLE ASSETS		
Baird Money Market Account	$	712
Property and Equipment (at net)		905
NASD Warrants		3,300
Officer Advance		9,700
Total Non-Allowables	$	14,617
Tenative Net Capital	$	8,774
HAIRCUTS ON PROPRIETARY POSITIONS		-
NET CAPITAL	$	8,774
Net Capital as reported in Company's FOCUS repot	$	8,774

AGGREGATE INDEBTEDNESS

Miscellaneous Accounts Payable	$	490
Total Aggregate Indebtedness	$	490

REQUIRED NET CAPITAL

NASD Required Net Capital (6.67% Aggr. Ind.) OR $5,000 whichever is greater	$	5,000
SEC Early Warning Requirement (120% N.C.)		6,000
Required Net Capital	$	5,000

EXCESS NET CAPITAL

Net Capital	$	8,774
Required Net Capital		5,000
Excess Net Capital	$	3,774

AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO

Aggregate Indebtedness	$490
Net Capital	$8,774
Ratio	.06 to 1

JOHN M. JAMES LTD.
CERTIFIED PUBLIC ACCOUNTANTS
5469 HIGHWAY 12 • P.O. BOX 429
MAPLE PLAIN, MINNESOTA 55359
E-mail: jjames1@jjamesltd.com
(763) 479-1499 • FAX (763) 479-2746

John M. James, CPA

Board of Directors
Manitou Capital Management, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Manitou Capital Management, Inc., for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John M. James, Ltd.
February 15, 2002



Manitou Capital Management, Inc.

Audited Financial Statements
December 31, 2001

John M. James, Ltd.
Certified Public Accountants
PO Box 429
Maple Plain, MN 55359
763-479-1499